UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Buckeye GP Holdings L.P.

(Name of Issuer)

Common Units representing limited partner interest, no par value

(Title of Class of Securities)

118167105

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 118167 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carlyle/Riverstone BPL Holdings II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,204,728

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 15,204,728

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,204,728

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 56.4%*

12.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

*Based on the 26,938,000 shares of the Issuer’s Common Units that were issued and outstanding as of December 31, 2006.

CUSIP No. 118167 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carlyle/Riverstone Energy Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,204,728

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 15,204,728

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,204,728

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 56.4%*

12.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

*Based on the 26,938,000 shares of the Issuer’s Common Units that were issued and outstanding as of December 31, 2006.

CUSIP No. 118167 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) C/R Energy GP II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,204,728

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 15,204,728

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,204,728

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 56.4%*

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*Based on the 26,938,000 shares of the Issuer’s Common Units that were issued and outstanding as of December 31, 2006.

CUSIP No. 118167 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Riverstone Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 15,204,728

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 15,204,728

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,204,728

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 56.4%*

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*Based on the 26,938,000 shares of the Issuer’s Common Units that were issued and outstanding as of December 31, 2006.

CUSIP No. 118167 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carlyle Investment Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 15,204,728

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 15,204,728

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,204,728

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 56.4%*

12.	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

*Based on the 26,938,000 shares of the Issuer’s Common Units that were issued and outstanding as of December 31, 2006.

CUSIP No. 118167 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TC Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 15,204,728

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 15,204,728

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,204,728

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 56.4%*

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*Based on the 26,938,000 shares of the Issuer’s Common Units that were issued and outstanding as of December 31, 2006.

CUSIP No. 118167 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCG Holdings, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 15,204,728

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 15,204,728

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,204,728

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 56.4%*

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*Based on the 26,938,000 shares of the Issuer’s Common Units that were issued and outstanding as of December 31, 2006.

SCHEDULE 13G

Item 1(a).  Name of Issuer:

Buckeye GP Holdings L.P.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

5002 Buckeye Road

Emmaus, PA 18049

(484) 232-4400

Item 2(a).  Name of Person Filing:

Carlyle/Riverstone BPL Holdings II, L.P. (“Holdings”)

Carlyle/Riverstone Energy Partners II, L.P. (“C/R EP”)

C/R Energy GP II, LLC (“C/R GP”)

Riverstone Holdings, LLC (“Riverstone”)

Carlyle Investment Management, L.L.C. (“CIM”)

TC Group, L.L.C. (“TC Group”)

TCG Holdings, L.L.C. (“TCG Holdings”)

Each of the shares listed in Item 4 below for each reporting person/entity, other than 2,830 units held through MainLine Management LLC (“MainLine”), is held by Holdings.

Holdings is the sole owner and member of MainLine and may be deemed to have beneficial ownership of the units of the Issuer held by MainLine.

C/R EP is the general partner of Holdings and may be deemed to have beneficial ownership of the units of the Issuer held by Holdings.

C/R GP is the general partner of C/R EP and may be deemed to have beneficial ownership of the units of the Issuer held by Holdings.

Riverstone and CIM each act as investment advisors to C/R GP with authority and responsibility to direct the investment of certain assets.

TC Group is the sole managing member of CIM.

TCG Holdings is the sole managing member of TC Group.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Holdings, C/R EP, C/R GP, CIM, TC Group and TCG Holdings is as follows:

c/o The Carlyle Group

1001 Pennsylvania Avenue, N.W.

Suite 220 South

Washington, D.C. 20004-2505

The address of the principal business office of Riverstone is as follows:

712 Fifth Avenue, 51st Floor

New York, NY 10019

Item 2(c).  Citizenship:

Delaware

Item 2(d).  Title of Class of Securities:

Common Units representing limited partner interests, no par value

Item 2(e).  CUSIP Number:

118167105

Item 3.    If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

Holdings, C/R EP, and C/R GP:

(a)	Amount beneficially owned: 15,204,728

(b)	Percent of class: 56.4%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 15,204,728
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 15,204,728
(iv)	Shared power to dispose or to direct the disposition of: 0

Riverstone, CIM, TC Group, and TCG Holdings:

(a)	Amount beneficially owned: 15,204,728

(b)	Percent of class: 56.4%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 15,204,728
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 15,204,728

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

The information set forth in response to Item 2 is incorporated herein by reference.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.   Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2007

CARLYLE/RIVERSTONE BPL HOLDINGS II, L.P.

By:	Carlyle/Riverstone Energy Partners II, L.P.
Its General Partner

By: C/R Energy GP II, LLC
Its General Partner

By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
Title: Authorized Person

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

By:	C/R Energy GP II, LLC
Its: General Partner

By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Authorized Person

C/R ENERGY GP II, LLC

By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Authorized Person

RIVERSTONE HOLDINGS, LLC

By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Authorized Person

CARLYLE INVESTMENT MANAGEMENT, L.L.C.

By:	TC Group, L.L.C.
Its: Managing Member

By:	TCG Holdings, L.L.C.
Its: Managing Member

By:	/s/ John Harris
Name: John Harris
Title: Authorized Person

TCG HOLDINGS, L.L.C.

By:	/s/ John Harris
Name: John Harris
Title: Authorized Person

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C.
Its: Managing Member

By:	/s/ John Harris
Name: John Harris
Title: Authorized Person